Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 18, 2015

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”) Securities Act Registration No: 333-108394 Investment Company Act Registration No: 811-21422 Ziegler FAMCO Covered Call Fund S000051044

Dear Mr. Gregory:

This correspondence is being filed in response to your oral comments and suggestions of August 25, 2015, to the Trust’s Post-Effective Amendment (“PEA”) No. 68 to its registration statement.  PEA No. 68 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on July 16, 2015, for the purpose of registering a new series of the Trust: Ziegler FAMCO Covered Call Fund (the “Fund”).

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

As discussed during the telephone call, the Trust is responding in two sets of correspondence, with the first set of responses filed on September 11, 2015 that concentrated on Comments 25 through 37 regarding the section entitled “Prior Related Performance.” This second set of responses incorporates Comments 25 through 37 by reference to the September 11, 2015 filing and responds to the remaining comments. For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.	Please provide the “Tandy” letter representation in your response letter.

The Trust has included the “Tandy” letter representation above.

2.	Please complete any missing information in the registration statement.

The Trust responds by confirming that all missing information will be included in the registration statement as part of the next post-effective amendment filing related to the Fund.

3.
Pursuant to Release No. 33-8590 Rulemaking for EDGAR System, please update the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site with the Fund’s exchange ticker symbol for each class, in addition to adding the ticker symbols to the front cover page of the Prospectus and Statement of Additional Information (“SAI”).

The Trust responds by confirming that the exchange ticker symbols will be added to the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site and to the front cover page of the Prospectus and SAI.

4.	Please make conforming changes throughout the documents as applicable.

The Trust will apply conforming changes in response to the comments throughout the documents as applicable.

Prospectus

5.
In the first paragraph of the Fees and Expenses section, revise the language regarding qualifying for sales charge discounts to conform to the narrative in Item 3 of Form N-1A.  In addition, we note disclosure on pages 16-17 of the Prospectus and page 24 of the SAI indicates that the Fund may offer sales charge discounts pursuant to letters of intent and/or rights of accumulation; if applicable, disclose the minimum dollar amounts that must be invested in the Fund to qualify for sales charges discounts.  Please refer to Item 3, Instruction 1(b) of Form N-1A.

The Trust responds by revising the language as follows:

The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you or your family invest, or agree to invest in the future, at least $25,000 in the Ziegler Funds. You may qualify for a sales charge ~~discounts~~ waiver if you or your family invest, or agree to invest in the future, at least $1,000,000 in the Ziegler Funds. More information about these and other discounts is available from your financial intermediary and in this Prospectus on page 16 under the heading “Qualifying for a reduced Class A sales charge” and in the Fund’s statement of additional information (“SAI”) on page 24 under the heading “Sales Charge Waivers and Reductions.”

In addition, the Trust responds by revising the language in the “Comparing the Fund’s Classes” table regarding Class A sales charge discounts:

Initial sales charge: Up to 5.75%; reduced ~~or waived~~ for ~~large~~ purchases of at least $25,000 and certain investors. No charge for purchases of $1 million or more.

6.	In the Shareholder Fees table, per Item 3 of Form N-1A, insert the required parenthetical information for Maximum Sales Charge (Load) Imposed on Purchases and Maximum Deferred Sales Charge (Load).

The Trust responds by inserting the language as follows:

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)
Maximum Deferred Sales Charge (Load) (as a percentage of original cost of shares or current market value, whichever is less).

7.
In the Annual Fund Operating Expenses table, review the line item figures for the total annual fund operating expenses after fee waiver/and or expense reimbursement for each share class for accuracy.  The Staff notes that acquired fund fees and expenses of approximately 1 basis point are deducted from the fee waiver.  Please revise or advise as to accuracy.

The Trust responds that the estimated amount of AFFE is less than 0.01% and is not enough to affect the figures for the amount waived/reimbursed and the net totals and, therefore, the separate line item will be removed from the table.

8.
In the Principal Investment Strategies section, please clarify whether the Fund will write covered call options on certain indices as part of its principal investment strategies.  If not a principal investment strategy, please review the Options Risk under Principal Risk section which references index options and revise as appropriate.  Please make conforming changes throughout the registration statement as appropriate.

The Trust responds that the Fund will not write covered call options on indices as a principal investment strategy and will remove the reference to index options in the Options Risk and make conforming changes as appropriate.

9.
In the Principal Investment Strategies section, briefly explain the covered call strategy including how it may protect the Fund from market declines and how it will generate income.  Similarly, explain why this strategy may result in the Fund underperforming during periods of rising equity prices and reduced losses during declining equity prices.

The Trust responds by adding the following language to the Fund’s Principal Investment Strategies:

A call option gives the purchaser of the option the right to buy, and a writer has the obligation to sell, the underlying security at the exercise price at any time prior to the expiration of the contract, regardless of the market price of the underlying security during the option period. Call options are sold up to the number of shares of the long equity positions. The premium paid to the writer is consideration for undertaking the obligations under the option contract. The writer of a covered call option forgoes all or a portion of the potential profit from an increase in the market price of the underlying security above the exercise price in exchange for the benefit of receiving the option premiums which provide some protection against the loss of capital if the underlying security declines in price. The Fund would receive premium income from the writing of options. The nature of the Fund is such that it may be expected to underperform equity markets during periods of sharply rising equity prices; conversely, the Fund seeks to reduce losses during periods of declining equity prices.

10.
Consider including disclosure describing other types of ETFs and their indices upon which the Fund may write covered calls that may correlate to the Fund’s portfolio holdings.  The Staff notes that the Fund includes small and mid-capitalization companies as a principal risk factor.

The Trust has confirmed with the Adviser that the Fund will not be investing in small and mid-capitalization ETFs or options on small and mid-capitalization ETFs.  The Fund may purchase small or mid-capitalization equities as noted in the second paragraph of Principal Investment Strategies.

11.	Please disclose the method by which the Fund selects securities for the portfolio and the related covered calls on such securities.

The Trust responds by adding the following language:

Equity securities are purchased to fit the following criteria: a) sector leaders that fit the firm’s investment strategy, b) companies with new products or a positive change in management, c) fundamental improvements in industry environment, and in some circumstances, d) strong franchises that are out of favor. Call options, sold against each equity, are designed to create income, not to create targeted purchase or sale levels.  The Adviser’s activity on the call options will be dependent upon the fundamental outlook for the stock and the economy, as well as the level of implied volatility across the term structure of strike prices and expirations. Generally, higher implied volatility will lead to longer expirations, locking in the higher call premiums, whereas lower volatility will tend to lead to shorter dated options.

12.
Supplementally confirm that the Fund will not write or sell put options. If the Fund will write or sell put options, revise the registration statement as appropriate and note the Staff may have further comments.

The Trust responds supplementally that the Fund will not write or sell put options.

13.	In the Principal Investment Strategies second paragraph, first sentence, clarify in plain English the meaning of “over a full market cycle.”

The Trust responds by revising the language as follows:

Over a full market cycle, which the Adviser considers the period from one recession tothe nextrecession, the Fund seeks to achieve its objective by investing in a portfolioconsisting primarily of large capitalization common stocks of U.S. corporations and U.S.dollar-denominated equity securities of foreign issuers (i.e., American Depositary Receipts (“ADRs”)), in each case traded on U.S. securities exchanges, and ~~on an ongoing basis,~~ writing (selling) covered call options.

14.
In the Principal Investment Strategies second paragraph, first sentence, please also clarify in plain English the meaning of “on an ongoing basis” regarding the frequency with which covered calls will be written (e.g., monthly, on the last Friday of each month).

The Trust responds by removing the phrase “on an ongoing basis” and refers the Staff to the revised language in Comment 13.

15.	Disclose in the Principal Investment Strategies section when the Fund will sell a portfolio common stock or the related underlying option and upon what basis such securities may be sold.

The Trust responds by adding the following language:

Equity securities will be sold from the portfolio when there is:  a) a defined deteriorationin operating fundamentals and/or a significant negative outlook from management,  b)a large appreciation in the stock price leads to overvaluation relative to itself and its peershistorically, c) significant management turnover at the senior level, particularly when the people leaving were effective leaders, or d) a change in the market cycle that no longer favors the equity’s characteristics, such a growth versus value or stable versus cyclical. The Adviser’s activity on the call options will be dependent upon the fundamental outlook for the stock and the economy, as well as the level of implied volatility across the term structure of strike prices and expirations. Generally, higher implied volatility will lead to longer expirations, locking in the higher call premiums, whereas lower volatility will tend to lead to shorter dated options.

16.	Disclose in the Principal Investment Strategies section if the Fund intends to write covered call options on ETFs.

The Trust confirms the accuracy of the current disclosure stating that the Fund may write covered call options on certain exchange-traded funds that trade like common stocks.

17.
In the Principal Investment Risks section, please include the following risk factors as they directly relate to the Fund’s covered call strategy and make conforming changes throughout the registration statement where appropriate: (i) writing covered call options risk (e.g., risks relating to losing opportunities for potential increases in stock prices while bearing the risk of stock price declines,  suspension of options trading by exchanges, inability of option premiums to cover losses sustained from the volatility of the underlying stocks over time, and inability to close out option positions), and (ii) US federal taxation risks (e.g., risks relating to the taxation of the Fund’s transactions in options including writing covered call options).  The Staff notes the above suggestions are a non-exclusive listing of risk.

The Trust responds by adding the following to the Options Risk disclosure:

Item 4:
There are significant differences between securities and options that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives.  Options may be also illiquid and the Fund may have difficulty closing out its position.

Item 9:
As the writer of a covered call option, the Fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline.

As the writer of an option, the Fund has no control over the time when it may be required to fulfill its obligation. Once an option writer has received an exercise notice, it may not be able to effect a closing purchase transaction in order to terminate its obligation under the option and must then deliver the underlying security at the exercise price.

There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets.

In addition, the exercise price of an option may be adjusted before the option’s expiration as a result of the occurrence of events affecting the underlying equity security.

18.
In the Options Risk paragraph, delete second sentence regarding naked call options and the last sentence regarding not writing naked call options, as the disclosure in the sixth paragraph under Item 9 indicates the Fund will not write naked call options.

The Trust responds by deleting the referenced sentences.

19.	In the Portfolio Turnover Risk paragraph, please insert the effect on Fund performance and if appropriate, include disclosure on active and frequent trading in the principal strategies sections.

The Trust responds by removing the portfolio turnover risk disclosure, as it has confirmed with the Adviser that it does not expect the Fund to have a high turnover rate for at least the first year of operations.

20.	Supplementally disclose the broad based securities market index to be used in the average annual returns table.

The Trust responds by supplementally disclosing the broad based index to be used will be the CBOE S&P 500 BuyWrite Index (BXMSM) and the secondary index will be the S&P 500 Index.  When evaluating the performance of any investment, it’s important to compare it against an appropriate benchmark. The Fund employs a covered call strategy to achieve its investment objective and the BXM Index is a widely accepted covered call index.  The S&P 500 is not a covered call index, but is a good secondary index, illustrating long term trends of covered call strategies relative to the equity markets. In addition, the Trust revises the previous response provided in the September 11, 2015 letter to state that the composite performance data table will remain in the current order.

21.
Under Investment Objective, Investment Strategies and Related Risks, disclose whether the Fund has a policy to take temporary defensive positions including the type of investment securities and the effects of such policies.  In addition, include appropriate disclosure in the SAI as required by Item 16 (d).

The Trust responds that the Fund will not take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions and, therefore, such disclosure is inapplicable.

22.
Under Item 9, Principal Investment Strategies, third paragraph regarding adviser review of information, clarify how the Adviser’s review of this information relates to executing the Fund’s investment strategies and achieving its investment objective.

The Trust responds that it has confirmed with the Adviser that this investment process enables the Adviser to make investment decisions to pursue the Fund’s investment strategies and achieve its investment objective and will add disclosure to this effect.  The Trust responds supplementally that the investment process involves a continuous review of data and economic and market events. Data collected includes, but is not limited to, economic releases, Federal Reserve policy, interest rates, inflation, commodity pricing, credit markets, employment, consumer, sector, industry and security issues, and regulatory factors.  Research sources include publically available data, third-party research, and internally generated quantitative studies.  The data is compiled and reviewed with input from research and senior strategy members in order to supply the portfolio managers with a thorough analysis of current and historic economic and market dynamics.  The data is then organized as follows:

a.           Identification of current phase of the economic cycle;
b.           Identification of company competitive standing in the cycle;
c.           Strength and stability of earnings;
d.           Relative valuations; and
e.           Dividend and balance sheet strength.

The Adviser utilizes a quantitative screening process to narrow the universe for companies that fit our proprietary quality models and top-down strategies.  The Adviser then does qualitative research on the narrowed list to evaluate market valuations in the context of the companies underlying business models

23.	In the Management of the Fund section, consider revising the Adviser’s assets under management information to a more recent date.

The Trust responds by updating the Adviser’s assets under management as of August 31, 2015.

24.
In the Portfolio Managers section, the disclosure indicates that Mr. Angell is employed by the Adviser, but is Chief Investment Officer and Senior Portfolio Manager of the FAMCO group.  Please clarify the disclosure in this section to explain the relationship of the Adviser to the FAMCO group.  In addition, review the registration statement and revise to explain this relationship where appropriate, e.g., Item 10 of the Prospectus and Item 19 of the SAI.

The Trust responds by removing the references to the FAMCO Group. The portfolio managers were previously employees of Fiduciary Asset Management LLC (“FAMCO”).  They became employees of the Adviser on May 29, 2015.

Comments 25 through 37 regarding Prior Performance are reproduced for the Staff convenience from the September 11, 2015 filing

25.	Please disclose the name of the investment advisory firm where the related investment performance was achieved.

The Trust responds that it will add disclosure to the effect that the related investment performance reflects the portfolio managers’ performance at Fiduciary Asset Management Company (“FAMCO”) where the Composite began on January 1, 1997. All of the investment decision makers for the Composite became employees of Ziegler Capital Management, LLC (“Ziegler”) on May 29, 2015. The decision-making process remains intact and independent within Ziegler, and Ziegler maintains the records that document and support the reported performance.

26.
As used in the first sentence of the Section, confirm that the use of the term “accounts” includes registered investment companies, if any.  If any substantially similar accounts have been excluded, please supplementally explain the reason for the exclusion, represent that their exclusion from the Composite would not materially affect the performance or cause the performance presentation to be misleading and disclose and describe the type or types of substantially similar accounts that were excluded.

The Trust has confirmed with the Adviser that the term “accounts” includes the JNL/FAMCO Flex Core Covered Call Fund, a series of the Jackson Variable Series Trust, which is a registered investment company.  This is the only registered investment company with a substantially similar strategy, and it is included in the Composite.  The Trust further confirmed with the Adviser that all substantially similar accounts were included in the Composite, and none have been excluded.  The Trust will revise the disclosure in the fifth and sixth paragraphs of this section to reflect the inclusion of a registered investment company.

27.
Supplementally state whether the portfolio managers have the same degree of discretion in managing the Fund as they did in managing the Composite.  Disclose as applicable any differences in the prior related performance section of the Prospectus.

The Trust has confirmed with the Adviser that the portfolio managers have the same degree of discretion in managing the Fund as they did in managing the Composite.  There are no differences to be disclosed in the prior related performance section of the Prospectus.

28.
Supplementally state whether the Fund and or/the Adviser has the records necessary to support the calculation of the prior performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940 as amended.

The Trust has confirmed that the Adviser maintains the records necessary to support the calculation of the prior performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

29.	Please revise the first sentence of the second paragraph to state “historical performance.”

The Trust will make this suggested revision.

30.
Revise the disclosure regarding the calculation of fees in the third paragraph of the Section to reflect, if accurate, that all fees and expenses are net of all actual fees and expenses (i.e., inclusive of all actual fees and expenses that comprise the applicable Composite).

The Trust confirms that the current performance data is gross of all fees and expenses as disclosed in the Prospectus, and it will add a column to the Table showing the performance data net of all actual fees and expenses.  The Trust will also add disclosure in the paragraphs above the table to explain and distinguish the difference between the gross and net figures.

31.	Consider deleting the fourth paragraph as it appears to be duplicative of the disclosure in the fifth paragraph.

The Trust responds by deleting the duplicative language in the first sentence of the fifth paragraph.

32.	Supplementally explain the meaning of “time-weighted” with respect to the methodology used to calculate performance results for the Composite.

“Time-weighted” refers to the method used to eliminate the distorting effects created by cash inflows and outflows.   Underlying portfolios are marked-to-market whenever there is a large cash flow and a sub-period return is calculated. The sub-period returns are geometrically linked to produce an appropriately time-weighted monthly return.

33.
Please consider aligning the date of the Ziegler assets under management information with the date of the Prior Performance Information.  In the alternative, please consider deleting the Ziegler assets under management information.

The Trust responds by deleting the Ziegler assets under management.

34.
The disclosure states that Mr. Angell managed portfolios at FAMCO since the firm’s inception in 1994, while Mr. Hughes joined FAMCO as a research analyst in 2005.  If Mr. Angell is and was the portfolio manager primarily responsible for making the investment decisions for the Composite, then Prior Performance information may be shown for the period since inception.  If both Mr. Angell and Mr. Hughes are and were primarily or jointly responsible for making the investment decisions for the Composite, the prior performance information may only be shown for the period when both portfolio managers were jointly or primarily responsible for managing the Composite.

Mr. Angell and Mr. Hughes are and were primarily responsible since 2005 for making the investment decisions for the Composite, and therefore, the prior performance information will be shown only for the period when both portfolio managers were jointly responsible for managing the Composite.  The performance information will be revised to reflect this shorter time period.

35.	Based on the response to Comment 34 above, please revise the average annual total returns table, as appropriate.

As indicated in our response to Comment 34, no revision to the average annual total returns table is necessary.

36.	Replace “S&P 500 Index Returns” column heading with “S&P Index Average Annual Total Returns” and revise figures if appropriate.

The Trust responds that it will make this change and has confirmed with the Adviser that no revision to the total return data is needed.

37.
In the Performance Table, reverse the order of presentation of the Indexes, as the S&P 500 Index is the broad-based securities market index while the CBOE S&P 500 BuyWrite Monthly Index is a secondary index.

The Trust responds that it will make this change.

38.	In the Tax Consequences section, include disclosure relating to the tax consequences of the Fund’s covered call options strategy if appropriate.

The Trust responds that the disclosure has been reviewed and all revisions determined to be appropriate have been made.

39.	General Policies section, fourth bullet, clarify how an early payment could adversely affect the Fund and explain why the Fund could delay payment for more than seven calendar days.

The Trust responds by adding the following language:

Before redeeming recently purchased shares, please note that if the Transfer Agent has not yet collected payment for the shares you are redeeming, it may delay sending the proceeds until the payment is collected, which may take up to fifteen calendar days from the purchase date. Furthermore, there are certain times when you may be unable to redeem the Funds’ shares or receive proceeds. Specifically, the Funds may suspend the right to redeem shares or postpone the date of payment upon redemption for up to seven calendar days for:

1.	any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted;
2.
any period during which an emergency exists as a result of which disposal by the Funds of securities owned by them is not reasonably practicable or it is not reasonably practicable for the Funds fairly to determine the value of their net assets; or

3.	such other periods as the SEC may permit for the protection of the Funds’ shareholders.

Statement of Additional Information

40.	As required under Form N-1A, Item 14(a)(3)(iii), disclose on the front cover whether and from where information is incorporated by reference into the SAI, as permitted by General Instruction D.

The Trust responds that as the Fund is newly organized, there is no information incorporated by reference at this time.  The Fund will revise the statement as appropriate at the annual registration statement update filing.

41.           Review the website citation for accuracy.

The Trust responds that the website citation is accurate, and the website will be accessible upon the public offering of the Fund.

42.
In the Additional Information about Fundamental Investment Policies, third paragraph relating tounderwriting policy, supplementally explain your rationale for the following statement, “Withrespect to the fundamental policy relating to underwriting set forth in (3) above, the 1940 Act does not prohibit a fund from engaging in the underwriting business or from underwriting the securities of other issuers;.”

The Trust responds by revising the disclosure.

43.
Portfolio Holdings Policy section, revise disclosure as required by Item 16(f)(1)(ii) of Form N-1A to indicate whether each party who receives disclosure is subject to a duty of confidentiality, including a duty not to trade on non-public information, and not just the mutual fund rating organizations as indicated in the second bullet.  If each party is not subject to a duty of confidentiality and prohibition of trading on non-public information, please disclose why no such duty and prohibition is required of such person or persons.

The Trust responds that it has confirmed with the Adviser that each party who receives disclosure of non-public portfolio holdings information is subject to a duty of confidentiality, including a duty not to trade on non-public information and will revise the disclosure accordingly.

44.
Portfolio Holdings Policy section, clarify the lag time, if any, between the date the information is generated and the date the information is disclosed to named parties, as required by Item 16(f)(1)(iii) of Form N-1A.

The Trust responds by revising the disclosure above the second set of bullets to disclose that there is no lag time.

The Trust responds by revising the disclosure above the second set of bullets to disclose that there is no lag time.

45.
In the Fund’s Investment Adviser section, disclose any affiliations and control relationships betweenthe Adviser and the FAMCO group.  The Staff notes that the biographical information for theFund’s portfolio managers indicates they are employed by both the Adviser and FAMCO.

The Trust responds by removing the references to the FAMCO Group. The portfolio managers were previously employees of Fiduciary Asset Management LLC (“FAMCO”). They became employees of the Adviser on May 29, 2015.

46.           In the Portfolio Manager compensation section, provide more detailed information with respect tothe portfolio manager compensation as required by Item 20(b) of Form N-1A.

The Trust responds by replacing the current disclosure with the following:

The portfolio managers are compensated in various forms. The portfolio managers’ salary is determined on an annual basis and is a fixed amount throughout the year. It is not based on the performance of the Fund or on the value of the assets held in the Fund’s portfolio. Additionally the portfolio managers’ receive a discretionary bonus that is based on the revenue of the products managed by the portfolio management team. There is no difference between the method used to determine the portfolio managers’ compensation with respect to the Ziegler FAMCO Covered Call Fund and other accounts.

47.	Under the Determination of Share Price section, include disclosure relating to the early calculation of NAV and reasons therefore.

The Trust responds by adding the underlined disclosure to the first paragraph:

The NAV of the Fund is determined as of the close of regular trading on the New York Stock Exchange (the “NYSE”) (generally 4:00 p.m., Eastern Time), each day the NYSE is open for trading.  However, a Fund’s NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the SEC. The NYSE annually announces the days on which it will not be open for trading.  It is expected that the NYSE will not be open for trading on the following holidays:  New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday/Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV will not be calculated on days when the NYSE is closed for trading.

48.           Tax Information section, seventh paragraph; consider whether this disclosure is appropriate giventhe Fund’s investment strategy.

The Trust responds that the disclosure has been reviewed and all revisions determined to be appropriatehave been made.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 626-914-7220.

Sincerely,

/s/ Eric Pinciss

Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios